EXHIBIT 99.1
Chairman’s Message on the 2004 Achievements and 2005 Outlook of Qiao Xing Universal
Telephone, Inc
—	2004 has seen significant progress and 2005 is expected to see increases of 20% and 40% in revenue and gross profit respectively.
—	Target gross profit margin for the year 2005 is around 14% versus 11.1% for the year 2004 by further adjustment of our sales mix.
     HUIZHOU, Guangdong, China, July 28 /Xinhua-PRNewswire/ — The Board Chairman of Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today delivered a message to the shareholders, summarizing the achievements attained in 2004 and depicting the outlook for 2005.
     Mr. Wu was quoted as saying, “In the year 2004, for a second time in a row, the Company’s operating performance made a steady and significant progress, hitting a record high since 2001. Compared to 2003, the Company’s sales revenue increased by 9.6%, income from operations rose by more than 600% and net profit climbed from a net loss of USD0.9 million to USD2.8 million.
     “This steady progress is the result of the various organizational restructurings and continuous improvement programs carried out in the past two years. With this solid foundation, we expect further significant achievements in the future. Looking at 2005 and beyond, I feel confident that the growth momentum gathered will be sustained. I wish to share with you the reasons for my optimism in the outlook of 2005 of the Company:
     — The recently released key financial data for the first quarter of 2005 has evidenced our continued and significant growth. During the three-month period, the Company reported sales revenue of USD71.1 million that represents an increase of more than 30%; and income from operations of USD5.7million that demonstrates a 330% growth rate over the corresponding period of 2004.
     — During the first half of 2005, CECT has continuously gained market share while it has moved up a further three places on the league chart to No. 6 in terms of market share.
     — We expect a 70% increase in the revenue from our subsidiary, Huizhou Qiao Xing Communications Ltd. QXCI, a leading player in the China indoor telephone market, which started to launch COSUN-branded mobile phones in the second half of 2004. Recently, it signed a contract with Thomson’s subsidiary, Atlinks, to supply mobile phones and wireless fixed-line phones to this world leader in residential and professional telephony.

     — We expect the acquisition of an additional 25% equity in CECT by XING’s subsidiary HZQXCI to be closed by early August. This acquisition will increase XING’s equity stake in CECT from 52% to 74%.
     — The set-top-box products and tax-control cash register products, being strongly promoted by the government authorities, will start to contribute additional revenues to HZQXCI.
     “All in all, we expect sales revenue to increase 20% from US$244.0 million for 2004 to about US$280-300 million for 2005 and gross profit to increase by 40.0% from US$27.0 million for 2004 to US$36-38 million for 2005. Our target gross profit margin for the year 2005 is around 14% versus 11.1% for the year 2004.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.